EXHIBIT 23.(h)(6)

AMENDED AND RESTATED JOINT INSURANCE AGREEMENT

This Amended and Restated Joint Insurance Agreement (the “Agreement”), dated as of January 27, 2021, is by and among Lee Financial Mutual Fund, Inc., which includes the portfolios listed on Schedule A (the “Fund”), Lee Financial Group Hawaii, Inc. (the “Adviser”), Lee Financial Securities, Inc. (the “Distributor”) and Lee Financial Recordkeeping, Inc. (the “Transfer Agent”).

BACKGROUND

This Agreement is entered into with the following background:

A.           Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”) authorizes the Securities and Exchange Commission (“SEC”) to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

B.            The Fund, the Adviser, the Distributor and the Transfer Agent have obtained and maintain the following bond providing coverage against larceny and embezzlement by their officers and employees.

Policy	Coverage
Joint Fidelity Bond (“Joint Bond”)	$1,000,000
(Great American Insurance Company Bond No. FS 263-84-40-23-00)

C.            The Board of Directors of the Fund, by vote of a majority of its members and a majority of those members of the Board of the Fund who are not “interested persons” as defined by Section 2(a)(19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bond and has approved the form, term and amount of the Joint Bond, the portion of the premiums payable by the Fund, and the manner in which recovery on the Joint Bond, if any, shall be shared by and among the parties hereto as hereinafter set forth.

NOW THEREFORE, it is hereby agreed by and among the parties hereto as follows:

1.        ALLOCATION OF PROCEEDS

   a.            In the event a single party suffers a loss or losses covered under the Joint Bond, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

 b.            In the event recovery is received under the Joint Bond as a result of a loss sustained by the Fund and one or any combination of the Adviser, Distributor and Transfer Agent, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

2.     ALLOCATION OF PREMIUMS

The premiums payable with respect to the Joint Bond shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) based on the proportions recommended by the insurance broker, provided that the premium payable by the Fund shall be no greater than the amount it would bear for its allocable minimum amount of bond coverage.

3.     BOND COVEREAGE REQUIREMENTS AND CHANGES

Each party hereto has determined that the Joint Bond provides the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it. The Fund represents and warrants to each of the other parties hereto that the Joint Bond provides no less than the minimum amount of coverage required of it under Rule 17g-1(d)(1) as of the date hereof. The Fund further agrees that it will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage (and, if necessary, the face amount of the Joint Bond) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

4.     ADDITION OF NEW FUNDS

The parties to this Agreement contemplate that additional funds (“Additional Funds”) may be added from time to time after the date of this Agreement. In the event an Additional Fund is organized, such Fund may be included as an additional party to this Agreement if the Board of Directors of each of the Funds (including the Additional Fund) approves such addition and establish a revised minimum allocation of bond coverage. The inclusion of an Additional Fund as a party to this Agreement shall be evidenced by such Fund’s execution of an Addendum to this Agreement and all references herein to the “Funds” shall include any such Additional Funds.

5. TERM OF AGREEMENT

This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6.     GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with the laws of the State of Hawaii, to the extent not inconsistent with applicable provisions of the 1940 Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative on the date first written above.

Attest:	Lee Financial Mutual Fund, Inc.

/s/ Nora B. Foley	/s/ Terrence K.H. Lee
Nora B. Foley	Terrence K.H. Lee
Chief Compliance Officer	CEO

Attest:	Lee Financial Group Hawaii, Inc.

/s/ Nora B. Foley	/s/ Terrence K.H. Lee
Nora B. Foley	Terrence K.H. Lee
Chief Compliance Officer	President and CEO

Attest:	Lee Financial Securities, Inc.

/s/ Nora B. Foley	/s/ Terrence K.H. Lee
Nora B Foley	Terrence K.H. Lee
Chief Compliance Officer	President and CEO

Attest:	Lee Financial Recordkeeping, Inc.

/s/ Nora B. Foley	/s/ Terrence K.H. Lee
Nora B. Foley	Terrence K.H. Lee
Chief Compliance Officer	President and CEO

Schedule A

Lee Financial Mutual Fund, Inc. is comprised of the following portfolios:

Hawaii Municipal Fund Investor Class.

This Schedule A shall include any portfolio of Lee Financial Mutual Fund, Inc. that is created after the date of this Amended and Restated Joint Insurance Agreement.

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